Exhibit 99.1

Kamada Acquires FDA-Licensed Plasma Collection Center from Blood and Plasma Research, Inc. in Texas, USA

Transaction Represents Kamada’s Entry into U.S. Plasma Collection Market and Advances the Company’s Strategic Objective to Evolve into a Fully Integrated Specialty Plasma Company

Blood and Plasma Research, Inc. Primarily Focuses on Collecting Hyper-Immune Plasma, and Kamada Plans to Significantly Expand its Collection Capacity

REHOVOT, Israel – February 1, 2021 — Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced that it has entered into an agreement for the acquisition of the plasma collection center and certain related rights and assets from the privately-held Blood and Plasma Research, Inc (B&PR) of Beaumont, TX, USA. B&PR’s collection facility primarily specializes in the collection of hyper-immune plasma used for the Anti-D immunoglobulin, which is manufactured by Kamada and distributed in international markets. B&PR’s plasma collection center is one of the few FDA-licensed centers in the U.S. providing the raw materials required for this product.

“The acquisition of this center represents our entry into the U.S. plasma collection market and furthers our strategic goal of becoming a fully integrated specialty plasma company,” said Amir London, CEO of Kamada. “We plan to significantly expand our hyperimmune plasma collection capacity by investing in B&PR’s center at Beaumont, TX, and leveraging its FDA license to open additional centers in the U.S. As demonstrated through the growth of our Anti-Rabies Immunoglobulin (IgG) product in the U.S. and other markets, our increased focus on anti-D sales internationally, and the rapid development and supply of our investigational COVID-19 IgG product, we are committed to growing our hyperimmune IgG portfolio. We believe this acquisition is a significant strategic step in that direction, and it is expected to improve our competitiveness in the different markets. We look forward to successfully growing this emerging business.”

The acquisition for a total consideration of approximately $1.63 million, is expected to be consummated during this quarter, subject to closing conditions as set forth in the acquisition agreement, through Kamada Plasma LLC, a newly formed wholly owned subsidiary of Kamada, which will operate the plasma collection activity in the U.S.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. Pursuant to an agreement with Takeda the Company will continue to produce Glassia for Takeda through 2021 and Takeda is planning to initiate its own production of Glassia for the U.S. market in 2021 at which point Takeda will commence payment of royalties to the Company. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) Kamada’s expectation that the closing conditions for the acquisition will be met and the acquisition will be consummated during this quarter, 2) Kamada’s expectations regarding the benefits of the acquisition, including the acquisition being a significant strategic step to becoming a fully integrated specialty plasma company, 3) Kamada’s plan to significantly expand its hyperimmune plasma collection capacity by investing in B&PR’s center; 4) Kamada’s ability to leveraging B&PR’s FDA license to open additional centers in the U.S.; 5) Kamada’s commitment to growing its hyperimmune IgG portfolio; and 6) Kamada’s expectation that the acquisition will improve its competitiveness in the different markets. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, material adverse events affecting B&PR between signing and closing, unforeseen events that impact Kamada’s ability to close the acquisition, Kamada’s inability to achieve the benefits of the acquisition, including inability to leverage B&PR’s FDA license to open additional centers in the U.S., and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com